May 4, 2016

VIA EDGAR

Cecilia Blye, Chief

Office of Global Security Risk

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549

RE:	Danaher Corporation
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 24, 2016
File No. 1-8089

Dear Ms. Blye:

On behalf of Danaher Corporation (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated April 21, 2016 (the “Comment Letter”) relating to the Company’s Form 10-K for the fiscal year ended December 31, 2015, set forth below are the Company’s responses to the Comment Letter.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, we have set out the text of the comments from the Comment Letter in italics, followed by the Company’s response. Capitalized terms used but not defined herein shall have the meanings set forth in the Registration Statement.

General

1.	In your letter to us dated May 23, 2013, you described sales by subsidiaries to Syria and Sudan. As you are aware, Syria and Sudan are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of past, current, and anticipated contacts with Syria and Sudan since your prior letter, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements. You should describe any products, services, technology or components you have provided to Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

Response: Danaher policy prohibits any sale of products, technology or services that is contrary to U.S. law, including sanctions and export controls enforced by the U.S.

Treasury Department’s Office of Foreign Assets Control (“OFAC”) and by the U.S. Commerce Department’s Bureau of Industry and Security (“BIS”). Danaher takes its U.S. sanctions and export control compliance obligations very seriously. We have a comprehensive compliance program in place, including a broad set of policies, processes, communications and training to support our ongoing commitment to comply with all applicable U.S. laws. If we identify potential compliance issues we investigate them and take corrective actions as appropriate.

We describe below the nature and extent of Danaher’s sales into Syria and Sudan from January 1, 2013 through April 1, 2016. Except for receivables relating to these sales, the Company has no assets or liabilities, and does not maintain any offices or employees, in either of these countries.

•	Certain of our subsidiaries sold into Syria pathology, dental and other medical instruments and consumables, microscopes and consumables for industrial inkjet printers. These sales occurred through distributors and also directly to private businesses.

•	Certain of our subsidiaries sold into Sudan pathology, dental and other medical instruments and consumables, microscopes and related spare parts, testing equipment for construction materials, software for packaging applications and service station equipment. These sales occurred through distributors and also directly to private businesses.

For 2013 Danaher’s sales into Syria and Sudan totaled approximately $725,000, for 2014 approximately $1,185,000, for 2015 approximately $620,000 and for the first quarter of 2016 approximately $310,000, in each case representing less than .007% of Danaher’s revenues for the applicable period.

2.	Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

Response: We have concluded that Danaher’s contacts with the countries identified above are immaterial to investors from both a quantitative and a qualitative perspective. From a quantitative perspective, please see our response to Comment No. 1 above for quantification of Danaher’s sales to these countries from January 1, 2013 through April 1,

2016; we believe that these amounts are immaterial in relation to Danaher’s revenues. If all or any portion of these revenues were to terminate for any reason, it would not affect our ability to achieve our strategic and operational objectives. From a qualitative perspective, given the incidental amount of sales into and the lack of any other Danaher operations in these countries, the nature of the products sold and the rigor of our export compliance program, we do not believe that these sales will or should adversely impact in any significant way Danaher’s reputation or investor decisions with respect to Danaher.

3.	Please tell us whether any contacts with Syria and Sudan you discuss in response to the comments above involve dual use products or components.

Response: To Danaher’s knowledge, none of the contacts discussed in the responses above involve dual-use products or components.

*    *    *

In response to the Staff’s request, the Company is separately submitting to the Commission a written statement acknowledging that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this filing to the undersigned at (202) 828-0850.

Sincerely,

/s/ James F. O’Reilly

Vice President, Associate General Counsel and Secretary

cc:	Thomas P. Joyce, Jr., President and Chief Executive Officer Brian W. Ellis, Senior Vice President and General Counsel